Exhibit 99.1

Dicerna Letter to Employees first used on November 18, 2021

From: Douglas M. Fambrough

Subject: Big news! Novo Nordisk to acquire Dicerna

CONFIDENTIAL- INTERNAL ONLY

November 18, 2021

Dear Dicerna Team,

I am pleased to announce that Dicerna has signed an agreement to be acquired by Novo Nordisk for $38.25 per share in cash, which represents a total equity value of $3.3 billion and a premium of 80% to our stock’s closing price yesterday. This acquisition is an amazing testament to our hard work and innovation!

Since its founding, we have been building Dicerna for the long haul and pursuing a vision to maximize the impact of RNAi on medicine. With today’s news, we’ve taken a major step toward ensuring the long-term vitality of our GalXC™ and GalXC-Plus™ discovery and development engine and our existing product candidates, while expanding our impact with the reach and resources of a top global pharma company.

We believe the combination with Novo Nordisk is the right step for Dicerna. First, we know Novo Nordisk and have built a strong track record together. Since late 2019, we’ve been engaged in a broad and highly productive GalXC collaboration with them. This collaboration has highlighted the strong compatibility between us, most notably our corporate values. We also share a deep commitment to bringing important and effective therapies to patients in need. This gives me confidence that this transaction has the significant potential to benefit patients, our most important stakeholders. In addition, I believe it’s the right step for our shareholders, as we believe this transaction recognizes the value of our product candidates, pipeline, platform technology and discovery engine.

Lastly, I believe it’s the right step for us as an organization and as a community of colleagues. Novo Nordisk understands the promise not only of our core programs and our GalXC technologies, but also of the incredibly talented team here at Dicerna. They put strong emphasis on retaining employees and maintaining our unique culture and sense of community. I believe Dicerna can thrive as part of the greater Novo Nordisk organization.

For those of you less familiar with Novo Nordisk, they are a global pharma leader with about 47K employees and approximately $19.5 billion (USD) in annual revenue, with their leading franchises for the treatment of type 2 diabetes. They estimate that 32.8 million people use their diabetes care products! They are a values-driven culture, much like our own. Headquartered in Bagsværd, Denmark, with nearly 6,000 employees in the U.S. and a major R&D site in Seattle, they have a rich history of innovation and are developing a unique global research and development network, which consists of Transformational Research Units (TRUs) strategically located around the world — including sites in Oxford and in Indianapolis. With the acquisition of Dicerna, we will become their largest TRU — establishing a significant East Coast hub for them and a new location in Colorado for their R&D organization.

Although I’ve shared my perspective, I recognize that you will have many questions about what this transaction means for you personally. As always, we are committed to being as open and transparent with you as possible and will share information as we are able; however, please understand that we are in the process of finalizing the details of this transaction and may not have all of the answers just yet. We’ve prepared the attached Employee Frequently Asked Questions (FAQ) document to help with your understanding of the transaction. Also, we will webcast a LIVE Company Meeting for all employees today at 10:00 a.m. ET/8:00 a.m. MT from the 75 Hayden cafeteria to talk more about this exciting announcement. Marcus Schindler, Executive Vice President and Chief Scientific Officer of Novo Nordisk will be joining us virtually for this meeting. I hope each of you will take the time to either join the meeting in person (if possible) or join from home. We will have rooms set up in our Boulder office to view the webcast of the live meeting. Please note that we will not be recording the event. Each ELT member will then hold a functional team meeting shortly thereafter to follow up with their respective teams. In all of these meetings, we will share the current information we have and answer as many of your questions as possible.

In terms of what’s next, we expect the acquisition to close in the current fourth quarter, before the end of the year. Until closing, Dicerna will continue operating “as usual,” as a separate, independent company. We will kick off integration planning next week with Novo Nordisk. I’ve asked our Chief Strategy Officer, Rob Ciappenelli, to spearhead integration planning on our end. As an early demonstration of Novo Nordisk’s commitment to our employees, integration planning will be run out of the first floor of 75 Hayden.

Today’s announcement may generate interest from media, investors and other external parties. It is critical that we speak with one voice and continue to adhere to our disclosure policy. If you receive inquiries from the media, investors or other external parties, please send them to Kristen Sheppard, SVP of IR and Corporate Communications. In addition, in terms of social media, we ask that you do NOT “like,” share or comment on today’s press release or on any transaction-related postings, articles or comments in any social media forum, including LinkedIn, Facebook and Twitter. Please refer to the Guidelines For All Employees within the attached FAQ.

During this time, it is also important that we maintain our focus and work together to execute on our goals and continue meeting our commitments to our collaboration partners. I know that each of you will do your part to help make the transition as smooth and seamless as possible.

The ELT and I are very proud of all that we have accomplished together over the years. It’s been an amazing adventure and will continue to be so. Together, we have built a company that focuses on our people and amazing science. We are innovative, we do meaningful work, and we succeed together. I am very grateful to have been on this journey with you up until this point and look forward to the coming weeks when we continue to drive forward and celebrate another amazing milestone for Dicerna!

Doug

Notice to Investors and Security Holders

The tender offer referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Novo Nordisk A/S, a Danish aktieselskab (together with its subsidiaries, “Novo”) will file with the Securities and Exchange Commission (the “SEC”). The solicitation and offer to buy shares of common stock (the “Shares”) of Dicerna Pharmaceuticals, Inc. (together with its subsidiaries, “Dicerna”) will only be made pursuant to an offer to purchase and related tender offer materials. At the time the tender offer is commenced, Novo will file a tender offer statement on Schedule TO and thereafter Dicerna will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the Offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal and the solicitation/recommendation statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Dicerna. Copies of the documents filed with the SEC by Dicerna will be available free of charge on Dicerna’s internet website at https://investors.dicerna.com/investor-relations or by contacting Dicerna’s investor relations contact at +1 617-514-2275. Copies of the documents filed with the SEC by Novo can be obtained, when filed, free of charge by directing a request to the Information Agent for the tender offer which will be named in the tender offer materials. In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents to be filed by Novo, as well as the solicitation/recommendation statement to be filed by Dicerna, Dicerna will also file annual, quarterly and current reports with the SEC. Dicerna’s filings with the SEC are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

The information contained in this communication is as of November 18, 2021. Dicerna assumes no obligation to update forward-looking statements contained in this communication as the result of new information or future events or developments, except as may be required by law. This communication contains forward-looking information related to Dicerna and the proposed acquisition of Dicerna that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition; the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the acquisition; statements about the expected timetable for completing the transaction; Dicerna’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of Dicerna, Dicerna’s product candidates and Dicerna’s GalXC™ and GalXC-Plus™ RNAi technologies and the anticipated timing of closing of the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approval) in the anticipated timeframe or at all; uncertainties as to how many of Dicerna’s stockholders will tender their shares of Dicerna common stock in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the risks and uncertainties inherent in research and development, including risks associated with Dicerna’s ability to obtain and maintain necessary approvals from the FDA and other regulatory authorities; initiate preclinical studies and clinical trials of its product candidates; advance its product candidates in preclinical research and clinical trials; replicate in clinical trials positive results found in preclinical studies; advance the development of its product candidates under the timelines it anticipates in current and future clinical trials; obtain, maintain or protect intellectual property rights related to its product candidates; manage expenses; and raise the substantial additional capital needed to achieve its business objectives. Further descriptions of risks and uncertainties relating to Dicerna can be found in Dicerna’s Registration Statement on Form S-1, as amended, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, and subsequent Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://investors.dicerna.com/investor-relations.

These forward-looking statements are based on numerous assumptions and assessments made by Dicerna in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.